UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     G.H.M., Inc.
     74 Trinity Place, 20th Floor
     New York, NY 10006

2. Issuer Name and Ticker or Trading Symbol

   EPL Technologies, Inc. (EPTG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   March, 2000

5. If Amendment, Date of Original (Month/Year)

   12/16/99

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                 SEC 1474 (7-96)
                                                                          (Over)

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant               |$0.5170 |3/9/ | J  | | 150,000  | A |immed|3/9/ | Common      |$150,  |       |  150,000   | D |            |
                      |        |00   |    | |          |   |iate |05   | Shares      | 000   |       |            |   |            |
                      |        |     |    | |          |   |ly   |     |             |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant               |$0.5170 |3/9/ | J  | | 150,000  | A |immed|3/9/ | Common      |$150,  |       |  150,000   | D |            |
                      |        |00   |    | |          |   |iate |05   | Shares      | 000   |       |            |   |            |
                      |        |     |    | |          |   |ly   |     |             |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |          |   |     |     |             |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |          |   |     |     |             |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:


/s/ Joseph Giamanco                                            04/06/00
-------------------------------------------                    --------
** Signature of Reporting Person                                Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1474 (7-96)

         G.H.M., Inc., a New York corporation ("G.H.M.") is jointly filing this Form 4 with Joseph Giamanco, Ronald J. Menello and Gary A. Herman. Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and Chief Executive Officer of G.H.M. Ronald J. Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. The group filers may be deemed to be members of a group (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) that holds in excess of 10% of the outstanding shares of Common Stock.

         Pursuant to the Subscription Agreement, dated as December 1, 1999, between EPL Technologies, Inc. ("EPL") and G.H.M. (the "G.H.M. Subscription Agreement"), because EPL did not file on or before December 31, 1999 a registration statement with respect to the shares of common stock of EPL purchased by G.H.M. under the G.H.M. Subscription Agreement (including the shares of common stock underlying the warrants issued to G.H.M. pursuant thereto), G.H.M. was entitled to receive an immediately exercisable warrant to purchase 50,000 additional shares of EPL common stock. In addition, because such a registration statement was not declared effective by the Securities and Exchange Commission by January 31, 2000, G.H.M. was entitled to receive an additional warrant to purchase 50,000 shares of EPL common stock, plus an additional warrant to purchase 50,000 shares of EPL common stock for each thirty
(30) days thereafter during which such registration statement is not declared effective. Accordingly, on March 9, 2000, G.H.M. received a warrant from EPL to purchase 150,000 shares of EPL common stock.

         Pursuant to the Subscription Agreement, dated as December 1, 1999, between EPL and Joseph Giamanco (the "Giamanco Subscription Agreement"), because EPL did not file on or before December 31, 1999 a registration statement with respect to the shares of common stock of EPL purchased by Joseph Giamanco under the Giamanco Subscription Agreement (including the shares of common stock underlying the warrants issued to Joseph Giamanco pursuant thereto), Joseph Giamanco was entitled to receive an immediately exercisable warrant to purchase 50,000 additional shares of EPL common stock. In addition, because such a registration statement was not declared effective by the Securities and Exchange Commission by January 31, 2000, Joseph Giamanco was entitled to receive an additional warrant to purchase 50,000 shares of EPL common stock, plus an additional warrant to purchase 50,000 shares of EPL common stock for each thirty
(30) days thereafter during which such registration statement is not declared effective. Accordingly, on March 9, 2000, Joseph Giamanco received a warrant from EPL to purchase 150,000 shares of EPL common stock.

  Joint Filer Information

  Name:  Joseph Giamanco

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: March 9, 2000
         Statement

  Signature:                         /s/ Joseph Giamanco
                                     -------------------
                                     Joseph Giamanco

  Name:  Ronald J. Menello

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: March 9, 2000
         Statement

  Signature:                         /s/ Ronald J. Menello
                                     ---------------------
                                     Ronald J. Menello

  Name:  Gary A. Herman

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: March 9, 2000
         Statement

  Signature:                        /s/ Gary A. Herman
                                    -------------------
                                    Gary A. Herman